Exhibit 21.1
SUBSIDIARIES OF
ARBORGEN INC.

Name of Subsidiary	Jurisdiction of Organization
Direct Subsidiaries:
ArborGen New Zealand Holdings, LLC	Delaware
ArborGen Australia Holdings Pty. Ltd.	Australia
ArborGen Tecnologia Florestal Ltda.	Brazil

Indirect Subsidiaries:
ArborGen New Zealand Unlimited	New Zealand
ArborGen Australia Pty. Ltd.	Australia